Brady Corporation

6555 West Good Hope Road
P.O. Box 571
Milwaukee, WI USA
53201-0571

Tel: 414 358 6600
Fax: 414 438 6910
www.bradycorp.com
February 21, 2013
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Terrence O'Brien
Jenn Do

Re:        Brady Corporation
Form 10-K for the year ended July 31, 2012
Filed September 27, 2012
File Number 1-14959

Ladies and Gentlemen:
Brady Corporation (the “Company”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated February 19, 2013 (the “Comment Letter”) with respect to the Company's Annual Report on Form 10-K for the year ended July 31, 2012, filed September 27, 2012.
The Comment Letter requires that the Company either respond to the comments in the Comment Letter within 10 business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for a 10 business day extension that was granted by Jenn Do of the Staff in a phone conversation on February 21, 2013. The Company will formally respond to the Commission on or before March 19, 2013.
If you have any questions regarding the foregoing, please contact the undersigned at (414) 358-6620.

Sincerely,

/s/ Thomas J. Felmer
Senior Vice President and
Chief Financial Officer